February 5, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel and Rufus Decker

Re:	Revolve Group, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 26, 2020 File No. 001-38927

Ladies and Gentlemen:

Revolve Group, Inc. (the “Company”) submits this letter in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on February 2, 2021, relating to the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-38927) originally filed with the Commission on February 26, 2020.

In response to the Staff’s comment, the Company hereby undertakes to disclose its net sales for each category of similar products as required under ASC 280-10-50-40, on a prospective basis beginning with its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”).

The Company respectfully advises the Staff that it intends to include the following disclosure in the 2020 Form 10-K (with the tables populated):

Securities and Exchange Commission

February 5, 2021

The following tables summarize net sales and percentage of net sales by product category for the years ended December 31, 2020, 2019 and 2018 (dollars in thousands):

Years Ended December 31,
	2020		2019		2018
Net sales
Fashion apparel	$		$		$
Dresses
Handbags, shoes and accessories
Beauty
Other(1)
Total net sales	$		$		$

As a percentage of net sales
Fashion apparel		%		%		%
Dresses		%		%		%
Handbags, shoes and accessories		%		%		%
Beauty		%		%		%
Other (1)		%		%		%
Total net sales	100%		100%		100%

(1)   Includes deferred revenue, shipping revenue and other revenue.

*  *  *  *  *

Please direct your questions or comments to me at (562) 677-9480.

Very truly yours,
/s/ Jesse Timmermans
Jesse Timmermans Chief Financial Officer (Principal Financial and Accounting Officer)
cc:	Jodi Lumsdaine Chapin, Esq., Revolve Group, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeffrey Rawlins, KPMG LLP